EXHIBIT 12.1
Century Aluminum Company
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

						Three months ended March 31,
	Year Ended December 31,
	2012	2013	2014	2015	2016	2017

Earnings as Defined in Regulation S-K:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$(29,323)	$(39,844)	$143,477	$(41,122)	(250,865)	$(15,918)
Add:
Fixed charges	24,030	23,091	22,015	22,402	22,216	5,571
Distributed income of equity investees	6,622	—	—	1,866	907	78
Subtract:
Interest capitalized	(333)	(94)	(268)	(448)	—	—
Earnings	$996	$(16,847)	$165,224	$(17,302)	(227,742)	$(10,269
Fixed Charges as Defined in Regulation S-K:
Interest expensed and capitalized	$21,914	$21,601	$20,950	$21,372	21,115	$5,291
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,116	1,490	1,065	1,030	1,101	280
Total Fixed Charges	$24,030	$23,091	$22,015	$22,402	22,216	$5,571
Ratio of Earnings to Fixed Charges	0.04	-0.73	7.51	-0.77	-10.25	-1.84
Dollar amount of the deficiency	23,034	39,938	—	39,704	249,958	15,840
During the period presented, we have not paid any dividends on preferred equity securities. Therefore, the ratio of earnings to combined fixed charges and preferred dividend requirements is the same as the ratio of earnings to fixed charges for the periods presented.